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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70079

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **.Avenue Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2601 S Bayshore Drive, Suite 1100
(No. and Street)

Miami	**FL**	**33133**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roberto L. Lee	**786-220-7233**	**Roberto.Lee@avenue.us**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

September 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto Lee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avenue Securities, LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO *CEO*

YESENIA AVILA
Commission # HH 303821
Expires August 22, 2026

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: SIPC Report

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avenue Securities LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA

We have served as the Company's auditor since 2022.
Century City, California
January 27, 2023

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	1,399,634
Receivable from clearing broker		562,436
Deposit with clearing broker		500,410
Fixed assets and leasehold improvements, net		324,898
Other accounts with clearing broker		313,941
Prepaid expenses and other assets		148,587
TOTAL ASSETS	$	3,249,906

LIABILITIES AND MEMBER'S EQUITY

Related party payable	$	564,697
Payable to clearing brokers		30
Accounts payable and accrued expenses		613,132
Total Liabilities		1,177,859
Member's Equity		2,072,047
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,249,906

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues

Commissions	$ 3,190,205
Interest on customer balances	1,435,165
Riskless principal transactions	624,094
Other income	255,368
Total Revenues	5,504,832

Expenses

Compensation expense	4,611,813
Technology and data	2,024,299
Occupancy	443,038
Clearance fees	1,535,406
Professional fees	513,195
Advertising and marketing	415,711
Finders fees	414,270
Regulatory and exchange fees	51,779
Other expenses	925,069
Total Expenses	10,934,580

Net (loss)	$ (5,429,748)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Equity
Balance - January 1, 2022	$ 1,501,795
Member Contributions	6,000,000
Net Loss	(5,429,748)
Balance - December 31, 2022	$ 2,072,047

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(5,429,748)
Adjustments to reconcile net loss to cash used by operating activities:		
Depreciaiton expense		41,987
Loss recognized clearing firm termination - receivable		(5,000)
Increase in prepaid expenses and other assets		8,985
Increase in receivable from clearing brokers		(455,305)
Increase in other clearing brokers accounts		(312,720)
Increase in accounts payable and accrued expenses		467,494
Increase in related party payable		141,366
Net cash used by operating activities		(5,542,941)

CASH FLOWS FROM INVESTING ACTIVITIES:

Increase in deposit with clearing brokers	(375,263)
Net cash used by investing activities	(375,263)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash capital contributions	6,000,000
Net cash provided by financing activities	6,000,000

NET INCREASE IN CASH	81,796

CASH:

Cash - January 1, 2022		1,317,838
Cash - December 31, 2022	$	1,399,634

SUPPLEMENTAL CASH FLOWS DISCLOSURES:

Income taxes paid	0
Interest paid	0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

Avenue Securities LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is wholly-owned by Avenue Holdings Inc (the "Member").

The Company received its FINRA approval for membership on November 8, 2018. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to brokering corporate securities through its clearing firm on a fully disclosed basis. The Company also is an introducing broker/dealer on a riskless basis. The Company's customers are primarily international.

2. Summary of Significant Accounting Policies

A.   Revenue Recognition

The Company earns commissions by way of trade executions for its customers. Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the second business day following the transaction date. Any receivable for such transactions is evaluated by management for collectability. There is no material difference from trade date basis as required by generally accepted accounting principles ("GAAP").

B.   Cash

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

C.   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

AVENUE SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022

D. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Income Taxes

No provision for Federal and state income taxes has been made since the Company is a disregarded entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss.

4. Commitments and Contingencies

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to a clearing broker/dealer.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company's net capital of $1,598,562 which was $1,498,562 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.74 to 1.

7. Reserve Requirement Computation and Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute Reserve Requirements nor are they subject to the Possession or Control Requirements under SEC Rule 15c3-3.

8. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment and 15 years for leasehold improvements.

Fixed assets totaling $324,898 consist of the following:

Equipment	$15,605
Less: Accumulated depreciation	(10,176)
Net Equipment	$5,429
Leasehold Improvements	$449,390
Less: Accumulated depreciation	(129,921)
Net Leasehold Improvements	$319,469

Depreciation expense for the year ended December 31, 2022 was $41,987.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. Receivable/Payable from/to Clearing Broker

The Company has a brokerage agreement with Apex Clearing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of December 31, 2022, the receivable from Apex Clearing LLC of $562,436 was pursuant to this clearance agreement.

11. Deposit with Clearing Broker

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2022 was $500,410.

12. Related Party Transactions

The Company operates under an agreement with affiliates known as the Services Agreement, which was executed on March 1, 2020 and has a term of one year. The Service Agreement identifies expenses shared by Avenue Services, a subsidiary of the parent company, which are reimbursed by the Company. The Services Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared by the Company, and identifies direct costs such as employee compensation which are to be shared by the Company, payable in monthly payments to Avenue Services. Total costs related to the Services Agreement amount to $6,712,847 for the year ended December 31, 2022. These expenses have been reflected on the Statement of Operations in the appropriate categories. If the Company does not provide a 6 month notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

13. Going Concern

The Company has operated with recurring losses and related negative operating cash flows. The Parent is committed to providing adequate capitalization and liquidity for the Company's business operations through December 31, 2023.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL:

Member's equity		$ 2,072,047
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 473,485	
		473,485
Net capital before haircuts on securities positions		1,598,562
Less: Haircuts on securities		0
NET CAPITAL		$ 1,598,562
AGGREGATE INDEBTEDNESS		$ 1,177,859
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 78,524
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($1,598,562 - $100,000)		$ 1,498,562
RATIO OF AGGREGATE INDEBTEDNESS TO		
NET CAPITAL	$ 1,177,859	
	$ 1,598,562	0.74 TO 1

There was no material difference between the computation of Net Capital presented above and
the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2022

See report of Independent Registerd Public Accounting Firm

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/
DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2022

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Avenue Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Avenue Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Avenue Securities LLC stated that Avenue Securities LLC met the identified exemption provisions throughout the year ended December 31, 2022 without exception. Avenue Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avenue Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
January 27, 2023



AVENUE

Assertions Regarding Exemption Provisions

We, as members of management of Avenue Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2022.

Avenue Securities LLC

By:

_____
Roberto Lee, CEO



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Avenue Securities LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Avenue Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Avenue Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Avenue Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Avenue Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avenue Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
January 27, 2023

Avenue Securities LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2022

	Amount
Total assessment	$ 5,961
SIPC-6 general assessment	
Payment made on July 20, 2022	(1,269)
SIPC-7 general assessment	
Payment made on January 16, 2023	(4,692)
Total assessment balance	
(overpayment carried forward)	$ -